December 17, 2024

Zhuoqin Huang
Chief Executive Officer
Pop Culture Group Co., Ltd
Room 1207-08, No. 2488 Huandao East Road
Huli District, Xiamen City, Fujian Province
The People   s Republic of China

       Re: Pop Culture Group Co., Ltd
           Registration Statement on Form F-3
           Filed December 4, 2024
           File No. 333-283606
Dear Zhuoqin Huang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ying Li